                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 6)

                         TippingPoint Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   888011 10 3
                  ---------------------------------------------
                                 (CUSIP Number)

                                 James E. Cahill
                         7501B N. Capital of Texas Hwy.
                               Austin, Texas 78731
                                 (512) 681-8000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 4, 2002
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 pages)

---------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

---------------------------------              -------------------------------
CUSIP NO. 888011 10 3                                 Page 2 of 9 Pages
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
      John F. McHale

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      PF

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
      Not Applicable

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            1,398,221
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             1,398,221
      PERSON       -----------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,398,221
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------              -------------------------------
CUSIP NO. 888011 10 3                                 Page 3 of 9 Pages
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
      Kent A. Savage

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      PF

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
      Not Applicable

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            291,948
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             291,948
      PERSON       -----------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      291,948
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------              -------------------------------
CUSIP NO. 888011 10 3                                 Page 4 of 9 Pages
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
      Kenneth A. Kalinoski

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      PF

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
      Not Applicable

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            223,258
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             223,258
      PERSON       -----------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      223,258
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.5%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------              -------------------------------
CUSIP NO. 888011 10 3                                 Page 5 of 9 Pages
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
      David S. Lundeen

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      PF

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
      Not Applicable

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            6,867
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             6,867
      PERSON       -----------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,867
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------              -------------------------------
CUSIP NO. 888011 10 3                                 Page 6 of 9 Pages
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
      Watershed Capital I, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      WC

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
      Not Applicable

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            324,868
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             324,868
      PERSON       -----------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      324,868
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
------------------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 is hereby amended and supplemented as follows:

As of the filing date of this Amendment No. 6 to Schedule 13D ("Filing Date"), Mr. McHale beneficially owns 1,398,221 shares of Common Stock of the Issuer. Mr. McHale's 1,398,221 shares include: (i) 1,360,373 shares held by Mr. McHale individually, and (ii) an aggregate of 37,848 shares held in trust for the benefit of family members of Mr. McHale; and exclude (i) 118,267 shares, all or a portion of which Mr. McHale is obligated to purchase from Mr. Savage and Savage Interest, L.P. on March 3, 2004 pursuant to the September Stock Purchase Agreement, which shares are pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $887,000 Pledge Agreement and Note, and (ii) 285,947 shares pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $500,000 Pledge Agreement and Note. Mr. McHale's 1,398,221 shares of Common Stock represent approximately 34.6% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Kalinoski beneficially owns 223,258 shares of Common Stock of the Issuer. Mr. Kalinoski's 223,258 shares include: (i) 207,258 shares held by Kalinoski, LTD for the benefit of Mr. Kalinoski and family members; and
(ii) 16,000 shares held by the two minor children of Mr. Kalinoski. Mr. Kalinoski's 223,258 shares of Common Stock represent approximately 5.5% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. Kalinoski has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

Each of the Reporting Persons has agreed to participate as a member of the Buyout Group. The filing of this Statement shall not, however, be construed as an admission that any member of the Buyout Group is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares covered by this Statement. The aggregate beneficial ownership of the Reporting Persons is 51.7% of the outstanding shares of Common Stock of the Issuer.

The determination of percent beneficial ownership of Common Stock is based upon there being 4,045,986 shares of Common Stock issued and outstanding as of the latest Quarterly Report filed with the Commission by the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On December 14, 2001, Kalinoski, LTD. and Mr. McHale entered into a Stock Purchase Agreement, which is incorporated herein by reference and attached as
Exhibit 99.24 hereto, pursuant to which, on December 20, 2001, Kalinoski, LTD. sold 35,000 shares of Common Stock to Mr. McHale for $6.75 per share.

On December 26, 2001, Mr. McHale transferred 8,400 shares of Common Stock from his individual holdings to trusts benefiting family members of Mr. McHale. On January 11, 2002, Mr. McHale again transferred 8,400 shares of Common Stock from his individual holdings to trusts benefiting family members of Mr. McHale. Such transfers did not effect a change in Mr. McHale's beneficial ownership of Common Stock.

On February 4, 2002, Qwest Investment Company, Inc., formerly US WEST Internet Ventures, Inc. and Mr. McHale entered into a Stock Purchase Agreement, which is incorporated herein by reference and attached as Exhibit 99.25 hereto, pursuant to which, on February 6, 2002, Qwest Investment Company, Inc. sold 140,000 shares of Common Stock to Mr. McHale for $6.50 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The response set forth in Item 7 is hereby amended and supplemented as follows:

Exhibit 99.24 Stock Purchase Agreement by and between Kalinoski, LTD. and John F. McHale dated December 14, 2001.

Exhibit 99.25 Stock Purchase Agreement by and between Qwest Investment Company, Inc. and John F. McHale dated February 4, 2002.

                                   SIGNATURES

After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Amendment No. 6 to Schedule 13D has been signed by the following persons on February 6, 2002.

                                  By:  /s/JOHN F. MCHALE
                                      -----------------------------------------
                                       John F. McHale

                                  By:  *
                                      -----------------------------------------
                                       Kent A. Savage

                                  By:  *
                                      -----------------------------------------
                                       Kenneth A. Kalinoski

                                  By:  *
                                      -----------------------------------------
                                       David S. Lundeen


                                  WATERSHED CAPITAL I, L.P.

                                  By:  Watershed Capital G.P. I, L.P.,
                                       its general partner
                                       By:  Watershed Capital GP I, L.L.C,
                                            its general partner

                                       By:  *
                                          -------------------------------------
                                          David S. Lundeen, Managing Member

                                  *    By: /s/ JOHN F. MCHALE
                                          -------------------------------------
                                           Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit 99.24 Stock Purchase Agreement by and between Kalinoski, LTD. and John F. McHale dated December 14, 2001.

Exhibit 99.25 Stock Purchase Agreement by and between Qwest Investment Company and John F. McHale dated February 4, 2002.